POWER TECHNOLOGY, INC.
5300 Memorial Drive - Suite 700
Houston, Texas 77007
(713) 621-4310 (713) 688-0622 Fax

November 6, 2006

U.S Securities and Exchange Commission
Division of Corporate Finance
Peggy Fisher, Assistant director
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          SEC Comment Letter dated October 19, 2006 [File no. 0-24857]
Power Technologies, Inc.
Schedule 14A Preliminary Proxy Materials

Dear Ms. Fisher:

To follow are Power Technologies, Inc.’s (the “Registrant”) responses to your comment letter dated October 19, 2006. This cover letter is submitted concurrently with the amended Schedule 14A Preliminary Proxy Materials filed with the Commission, and is intended to assist in your review and approval of the amended filing. The questions presented in your comment letter are answered by a narrative response and explanation, where appropriate which are reflected in the amended Pre 14A.

SEC COMMENTS / RESPONSES

1. We have amended the filing on pages 2 and 7 of the Proxy Statement to disclose, without ambiguity, that the Company has not fully complied with the requirements of Nevada law regarding the Certificate of Amendment filed with the State on July 29, 2004.

2. We have amended the filing on pages 2 and 4 of the Proxy Statement to explain that possible claims relating to the defective filing will be extinguished for all shareholders upon shareholder approval of proposed corporate action and filing of a new Certificate of Amendment. Under state law, shareholder approval and ratification of the prior corporate actions, along with a new corrective amendment increasing the authorized capital of the Company will effectively extinguish all claims relating to the void or voidable nature of the shares which were issued pursuant to the improperly approved amendment. Specifically, Section 104.8210 of the Nevada Revised Statutes provides that an overissuance of a company’s stock is deemed not to have occurred if the appropriate action has cured the overissue. Nevada has adopted this language verbatim from §8-210 of the Uniform Commercial Code. Similarly, the Official Comment to NRS 104.8210 states “that under modern conditions, overissue may be a relatively minor technical problem that can be cured by appropriate action under governing corporate law.” NRS 104.8210, Official Comment No. 1 (2005). Accordingly, the Company now seeks substantial compliance with Nevada corporate law through remedial shareholder approval and ratification of an amendment to our Articles of Incorporation increasing our authorized shares of Common Stock to 750,000,000 shares, as set forth in our Proposal No. 1.

3.  We have amended the filing on page 3 of the Proxy Statement to disclose the specific issuances since July 29, 2004. The total number of shares in excess of the 100,000,000 authorized (49,391,694), as well as the recipients are set forth in the revised Proxy materials.

4. We have amended the filing on pages 3 and 4 of the Proxy Statement to explain the nature of claims held by shareholders. Shareholders who obtained shares after the improper amendment to our Articles of Incorporation have a claim that the shares they hold may be void or voidable. These shareholders could bring suit in Court seeking rescission of their agreements with the Company pursuant to which they obtained their shares or other damages, based upon a claim that their shares were improperly issued without legal authority. If their shares are found to be void or voidable by a judge or after a trial, the shareholder may be able to rescind their agreements with the Company and recover other contractual damages. We anticipate that likely claims, if any, would come from current shareholders who have a contract with the Company which requires the issuance of shares or which has resulted in the issuance of void or voidable shares. The outcome of such litigation is speculative, even if Proposal No. 1 is not approved by our shareholders, as the Company would assert various defenses under Nevada statutory and case law which mitigate liability for corporate actions which result in technical deviations or irregularities.

5. We have included a detailed description of the existing and future contractual rights and obligations regarding the issuance of additional shares on pages 4 and 5 of the Proxy Statement.

6. We have amended the filing on pages 2 and 7 of the Proxy Statement to clearly state that shareholders of record on the record date are entitled to vote, even those which hold void or voidable shares.

7. Reserved shares have been disclosed in the section regarding contractual obligations (see No. 5, above) on page 5 of the Proxy Statement.

8. The Company acknowledges that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disc1osure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Bernard J. Walter
Bernard J. Walter
President and Chairman of the Board